SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 13, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on July 13, 2016.

Buenos Aires, July 13th, 2016

To

Comisión Nacional de Valores

Re.: Audit Committee

Please be advised that the Board of Directors, in its meeting held on the date hereof, has designated the regular members of the Audit Committee, which shall therefore be composed as follows Messrs. Roberto Julio Eilbaum, Ariel Marcelo Sigal and José Alfredo Sánchez. All regular members are independent.

We also inform the appointment of Mr. Ariel Marcelo Sigal as Financial Expert of the Audit Committee, in the terms set forth by the Sarbanes Oxley Act de 2002.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 13, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager